Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is published pursuant to Rule 13.10B of The Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”).

As China Southern Airlines Company Limited has published the “Announcement on the Issuance of the First Tranche of Ultra-short-term Financing Bills for the Year 2017 of China Southern Airlines Company Limited” on the Shanghai Stock Exchange, the full text of the announcement is set out below for information purpose.

By order of the Board
China Southern Airlines Company Limited
Xie Bing
Company Secretary

Guangzhou, the People’s Republic of China

20 February 2017

As at the date of this announcement, the Directors include Wang Chang Shun, Yuan Xin An and Yang Li Hua as non-executive Directors, Tan Wan Geng, Zhang Zi Fang and Li Shao Bin as executive Directors; and Ning Xiang Dong, Liu Chang Le, Tan Jin Song, Guo Wei and Jiao Shu Ge as independent non-executive Directors.

Stock short name: China South Air	Stock Code: 600029	Notice No.: Lin 2017-006

ANNOUNCEMENT ON THE ISSUANCE OF THE FIRST TRANCHE OF
ULTRA-SHORT-TERM FINANCING BILLS FOR THE YEAR 2017 OF

CHINA SOUTHERN AIRLINES COMPANY LIMITED

The board (the “Board”) of directors (the “Directors”) of the Company and all of its members confirm that the contents of this announcement do not contain misrepresentations, misleading statements or material omission, and jointly and severally accept full responsibilities for the truthfulness, accuracy and completeness of the information contained in this announcement.

On 20 February 2017, China Southern Airlines Company Limited (the “Company”) has completed the issuance of the first tranche of ultra-short-term financing bills for the year 2017 (the “First Tranche Financing Bills”). The total issuance amount of the First Tranche Financing Bills was RMB1 billion, with a maturity period of 270 days, a par value per unit of RMB100 and a nominal interest rate of 3.70%. The relevant documents in relation to the issuance of the First Tranche Financing Bills have been published on the websites of China Money (www.chinamoney.com.cn) and Shanghai Clearing House (www.shclearing.com), respectively.

The First Tranche Financing Bills were underwritten by an underwriting syndicate led by Bank of Communications Co., Ltd. as the lead underwriter, and the First Tranche Financing Bills were publicly issued to institutional investors by ways of book building and concentrative allotment in the National Inter-bank Bond Market. The proceeds raised from the First Tranche Financing Bills shall be used to supplement the working capital of the Company.

The First Tranche Financing Bills were issued pursuant to the Notice of Acceptance of Registration (Zhong Shi Xie Zhu[2016]DFI No. 19) issued by National Association of Financial Market Institutional Investors, which was received by the Company in June 2016. Pursuant to the Notice of Acceptance of Registration, the Company is allowed to issue ultra-short-term financing bills, short-term financing bills, medium-term notes and perpetual notes in tranches within two (2) years commencing from 1 June 2016.

Board of Directors of

China Southern Airlines Company Limited

20 February 2017